Exhibit 99.1

NYSE, TSX: NTR	News Release

November 27, 2019

Nutrien Increases its Existing Share Repurchase Program

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) announced today acceptance by the Toronto Stock Exchange (TSX) of the amendment to its previously announced normal course issuer bid (NCIB) to increase the number of common shares it may purchase commencing on December 2, 2019.

The maximum number of shares that may be repurchased under the NCIB was increased to 42,164,420 common shares, representing 7 percent of the “public float” (within the meaning of the TSX rules), as of February 19, 2019. The increase will allow Nutrien to repurchase and cancel an additional 12,030,789 common shares until the expiry of the NCIB on February 26, 2020. Under its current NCIB, Nutrien has repurchased on the open market and cancelled an initial maximum of 30,133,631 common shares with a weighted average price of US$52.45 per share. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the New York Stock Exchange or alternative Canadian trading systems, or as otherwise permitted by the Canadian Securities Administrators.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Nutrien. Nutrien believes that purchasing its own common shares represents an attractive investment opportunity, is in the best interests of the company and is consistent with Nutrien’s objective of delivering a strong return of capital to its shareholders over time. Common shares purchased under the NCIB will be canceled.

The NCIB will be effected in accordance with the TSX normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Nutrien’s common shares on the applicable exchange. Subject to exceptions for block purchases, Nutrien will limit daily purchases of common shares on the TSX in connection with the NCIB to no more than 25 percent (309,233 common shares) of the average daily trading volume of the common shares on the TSX as of the reference date for the initial NCIB (1,236,932 common shares) during any trading day.

The NCIB will continue until February 26, 2020, or until such earlier date as Nutrien may determine or when it has acquired the maximum number of common shares allowable. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order.

Nutrien has entered into an automatic purchase plan with a broker which enables Nutrien to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Such automatic purchase plan will continue to apply to the NCIB. Outside of these black-out periods, common shares may be purchased in accordance with management’s discretion.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the timing, methods and quantity of any purchases of common shares under the NCIB (including under the automatic purchase plan).

Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, including expectations and assumptions concerning: Nutrien’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, the availability of cash for repurchases of common shares under the NCIB, the existence of alternative uses for Nutrien’s cash resources and compliance with applicable laws and regulations pertaining to an NCIB. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: Nutrien’s future capital requirements, market and general economic conditions, demand for Nutrien’s products, and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation or applicable U.S. federal securities laws.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

VP, Investor and Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Sr. Director, Investor and Corporate Relations

(306) 933-8545